News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFCSEHK: 945
For Immediate Release
May 20, 2025
Manulife announces Subordinated Debenture issue
The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.
TORONTO - Manulife Financial Corporation (“MFC”) announced today that is intends to issue $500 million principal amount of 3.983% fixed/floating subordinated debentures due May 23, 2035 (the
“Debentures”). MFC intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.
The Debentures will bear interest at a fixed rate of 3.983% until May 23, 2030 and thereafter at a rate of 1.32% over Daily Compounded CORRA. The Debentures mature on May 23, 2035.
Subject to prior regulatory approval, MFC may redeem the Debentures, in whole or in part, on or after
May 23, 2030 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).
The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital
Markets, Scotiabank and TD Securities. The offering is expected to close on May 23, 2025.
MFC intends to use the net proceeds from the offering of the Debentures for general corporate purposes, including investments in subsidiaries and potential future redemptions of existing securities.
The Debentures have not been and will not be registered in the United States under the United States
Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the
United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities
Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.
Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Debentures is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca. An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from RBC Capital Markets by email at torontosyndicate@rbccm.com or phone at
416-842-6311, Scotiabank by email at syndicate.toronto@scotiabank.com or phone at 416-863-7438 or TD Securities by email at TDCAN-Syndicate@tdsecurities.com or phone at 416-982-2243.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses.
Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges, and under '945' in Hong Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.
Media ContactInvestor Relations
Fiona McLeanHung Ko
ManulifeManulife
437-441-7491416-806-9921
Fiona_McLean@manulife.comHung_Ko@manulife.com